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Exhibit 12.3

Orange and Rockland Utilities, Inc. and Subsidiaries

RATIO OF EARNINGS TO FIXED CHARGES
(THOUSANDS OF DOLLARS)

	For the Three Months Ended March 31, 2004	For the Twelve Months Ended December 31, 2003

EARNINGS
Net Income	$15,407	$45,465
Federal Income & State Tax	10,150	33,604

Total Earnings Before Federal and State Income Tax	25,557	79,069
FIXED CHARGES*	5,275	22,608

Total Earnings Before Federal and State Income Tax and Fixed Charges	$30,832	$101,677

* FIXED CHARGES
Interest on Long-Term Debt	$4,419	$18,414
Amortization of Debt Discount, Premium and Expense	209	859
Interest Component of Rentals	450	1,822
Other Interest	197	1,513

Total Fixed Charges	$5,275	$22,608

Ratio of Earnings to Fixed Charges	5.8	4.5

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  Exhibit 12.3
Orange and Rockland Utilities, Inc. and Subsidiaries RATIO OF EARNINGS TO FIXED CHARGES (THOUSANDS OF DOLLARS)